Exhibit 99.1

ImmunoPrecise Reports Financial Results and Recent Business Highlights for First Quarter Fiscal Year 2022

VICTORIA, British Columbia--(BUSINESS WIRE)--September 9, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA), a leader in full-service therapeutic antibody discovery and development, today announced financial results for first quarter fiscal year 2022, which ended July 31, 2021.

First Quarter Fiscal Year 2022 Financial Summary*

  Revenues of $4.6 million, up 22%
  Research and development costs increased to $1.1 million from $309,213 in 2021
  The Company recorded a net loss of $3.2 million in the quarter
  Adjusted EBITDA** loss of $1.3M
  As of July 31, 2021, the Company held cash of $40.7M

*Expressed in Canadian dollars, unless otherwise indicated.
**For additional information on Adjusted EBITDA (a non-IFRS measure), please see section entitled Forward-looking statements below.

Dr. Jennifer Bath, CEO of ImmunoPrecise, stated, “This quarter marks an exciting leap into IPA’s major strategic initiatives to support our vision shared by the board of directors and management alike: Formidable and unabashed goals as we invest to recognize new heights of potential in our contract research, our internally-owned therapeutic assets, and new research and manufacturing services. In the previous quarters, our operational sites focused on the development of complementary revenue-generating service offerings, each of which is now resulting in new revenue streams. Under the guidance of our recently appointed CSO, Ilse Roodink, this quarter saw unprecedented investments driving later-stage pre-clinical asset development toward clinical manufacturing (PolytopeTM) and functional validation, as well as a ramp in earlier stage discovery. Our excitement around these programs is palpable yet does not overshadow our ongoing dedication to the Company’s contract research, as we celebrate numerous milestones such as our recent commercial partnership with Eurofins Discovery and ongoing push to open new doors to opportunities such as the French R&D tax credit, CIR (Crédit d’Impôt de Recherche). Our fiscal year is off to an energetic start as we continue to execute on growth strategies and focus in on initiatives around R&D investments, aggressive sales and partnering agendas, and potential acquisitions.”

Recent and Fiscal 2021 Operational Highlights

  Appointed Dr. Ilse Roodink to the Role of Chief Scientific Officer and Dr. Dion Neame to the Strategic Advisory Board.
  Successfully demonstrated pre-clinical in vivo results for TATX-03 PolyTope™ Therapy, a four monoclonal antibody cocktail developed for the potential prevention and treatment of SARS-CoV-2. The preclinical study demonstrated potent pseudovirus, neutralizing activity against the SARS-CoV-2 Delta (B.1.617.2) variant.
  Histopathology preclinical data from TATX-03a Polytope™ Program confirms treatment substantially reduced bronchitis and tracheitis severity in preclinical studies.
  Completed preclinical efficacy studies for newly optimized 4-antibody cocktail (TATX-03b), showing strong in vivo therapeutic efficacy and synergy for the treatment and protection against SARS-CoV-2 infection
    IPA’s optimized, 4-Ab cocktail (TATX-03b) shows high levels of efficacy in treating SARS-CoV-2 in the preclinical study
    Updated mutant binding data demonstrates continued in vitro resistance against novel variants of concern, including the recently described Californian and New York variants.
  Release of publication entitled “Cornering an Ever-Evolving Coronavirus: TATX-03, a Fully Human, Synergistic, Multi-Antibody Cocktail Targeting the SARS-CoV-2 Spike Protein with in vivo Efficacy” on bioRxiv.
  Expanded partnership providing Eurofins Discovery’s global clients greater access to ImmunoPrecise’s end-to-end antibody discovery capabilities using wild type and best-in-class in vivo and in vitro antibody discovery technologies that are optimized to deeply mine antibody repertoires.
  Presented results from in vitro characterizations investigating TATX-21, a novel potential first-in-class antibody for Atherosclerosis Cardiovascular Disease (ACVD) at 2021 BIO International Convention partnering sessions.

Financial Results

Revenue

The Company achieved revenues of $4.6 million during the three months ended July 31, 2021, compared to $3.8 million in 2020, a 22% increase in its core CRO business. The Company’s strong organic revenue growth of its CRO business continues as a result of increases in both volume and financial values of client contracts as well as continued focus on the development and expansion of revenue-generating services.

Research & Development

Research and development increased to $1.1 million from $309,213 in 2020, due to the extensive R&D work the Company is undertaking, the majority attributed to the development of potential therapeutic assets in the Company’s subsidiary, Talem.

Net Loss

The Company recorded a net loss of $3.2 million during the three months ended July 31, 2021, compared to net loss of $549,318 for the three months ended July 31, 2020.

Financing Activities / Liquidity and Capital Resources

As of July 31, 2021, the Company held cash of $40.7 million and had working capital of $40.2 million.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, the potential of TATX-21 against Atherosclerosis Cardiovascular Disease, and the potential of our other programs or services. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its products, including its PolyTope monoclonal antibodies, including TATX-03 and TATX-21, or other vaccines or therapeutics through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products, including those related to COVID-19 and Atherosclerosis Cardiovascular Disease, the coverage and applicability of the Company’s intellectual property rights to its products, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 27, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

**Non-IFRS Financial Measure

Readers are cautioned that "Adjusted EBITDA" is a measure not recognized under IFRS. Adjusted EBITDA is defined as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that "Adjusted EBITDA" is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com